Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
Stewart.gregg@allianzlife.com
www.allianzlife.com

October 18, 2012

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Initial Registration Statements on Form N-4
Allianz Life Insurance Company of North America
Allianz Life Variable Account B
File Nos.      333-182987 and 811-05618
       333-182989 and 811-05618

Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
File Nos.      333-182990 and 811-05716

Dear Ms. Samuel:

We received written comments from you dated September 25, 2012 with respect to Registrants’ above-referenced Initial Registration Statements on Form N-4. Attached to this letter are redlined pages of the prospectus that have been revised to respond to your comments. The responses to comments apply to all three filings as applicable. All page numbers in this letter refer to the redlined courtesy copy that was sent to you.

1.      Cover

Comment:

Please specify that an investor may select Income Protector, Income Focus or Investment Protector separately (i.e. without selecting the Quarterly Value Death Benefit). Please identify the contract using the same name as the Edgar Series identifier.

Response:

Revised cover page as requested. We also changed the Edgar Series identifier to match the name on the cover page.

AZL-Vision, Connections and Vision New York-N-4 page 1

2.      Glossary

Comment:

The second sentence of the definition of “Good Order” is unclear. Please clarify what is meant by “received by the Service Center from the correct mailing address.” In the New York version, please clarify that “Contract Value” includes unvested Bonus amounts.

Response:

We revised the second sentence of the definition of “Good Order” to read as follows:

If we require information to be provided in writing, “Good Order” also includes providing information on the correct form, with any required certifications or guarantees, received by the Service Center from the mailing address listed at the back of this prospectus.

In the New York version, the bonus has no vesting schedule so there is no unvested Bonus amount.

3.      The Variable Annuity Contract (Page 12)

Comment:

In the third paragraph, please cross-reference where the restrictions on additional Purchase Payments can be found.

Response:

Revised as requested.

4.      Covered Person (Pages 15-16)

Comments:

(a)	Please clarify how you determine which Covered Person to remove in the event Joint Covered Persons are no longer spouses.

(b)	Please rewrite the bullet on the top of page 16 regarding what happens when a person is no longer a Covered Person.

(c)
In the first note on page 16, please specify to whom the death benefit is paid upon the death of one Joint Owner when the other Owner is no longer a spouse. Please also clarify, if true, that the language means that the Joint Owners were not spouses at the time of death.

Responses:

(a)	In the event of divorce we remove a Joint Covered Person as directed by the Owner or any court order.

(b)	Revised as requested.

(c)
The death benefit generally is paid to the named Beneficiary. However, if the Joint Owners were former spouses and the death certificate indicates that the deceased Joint Owner and surviving Joint Owner were not spouses at the time of death, we look to state law regarding divorce and beneficiary designation to decide who receives the death benefit. Currently 25 states do not prohibit an ex-spouse from receiving payment of a death benefit and 25 states revoke the designation of a former spouse as a beneficiary. Depending on the state of residence at time of death, we either pay the death benefit to the ex-spouse who is the surviving Joint Owner and primary beneficiary, or we pay any named contingent beneficiaries (or the estate of the deceased Joint Owner if there are no named contingent beneficiaries). We revised the first Note on page 16 to read as follows.

•
For Joint Owners selecting single Lifetime Plus Payments or single Income Focus Payments: If you are no longer spouses on the date of an Owner’s death and the Contract Value is positive, we pay any applicable death benefit to the appropriate Beneficiary(s) in accordance with state law and the benefit and any lifetime payments end. This means Lifetime Plus Payments or Income Focus Payments are no longer available even if a Covered Person is still alive.

AZL-Vision, Connections and Vision New York-N-4 page 2

5.      Payee (Page 16)

Comment:

Please specify the circumstances under which you will approve naming a different Payee.

Response:

We allow Owners to name the following as a Payee: a charitable trust, a financial institution, a qualified plan, or an individual specified in a court order.

6.      Assignment (Page 16)

Comment:

Please rewrite this section in plain English, clearly specifying when an assignment will be approved and when an approved assignment will take effect. Also, please clarify what is meant by the sentences starting with: “An assignment does not automatically change the Annuitant or Beneficiary” to the end of this section.

Response:

We revised this section to read as follows:

You can assign your rights under this Contract to someone else during the Accumulation Phase. An assignment may be absolute or limited, and includes changes of ownership, collateral assignments, or any other transfer of specific Contract rights. After an assignment, you may need the consent of the assignee of record to exercise certain Contract rights.

You must submit your request to assign the Contract in writing to our Service Center and we must approve it in writing. To the extent permitted by state law, we reserve the right to refuse to consent to any assignment at any time on a nondiscriminatory basis. We will not consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation.

Upon our consent, we record the assignment.  We are not responsible for the validity or effect of the assignment. We are not liable for any actions we take or payments we make prior to the time we receive your request in Good Order and record it. Assigning the Contract does not change, revoke or replace the originally named Annuitant or Beneficiary; if you also want to change the Annuitant or Beneficiary you must make a separate request.

An assignment may be a taxable event. In addition, there are tax-law restrictions on changing the ownership of a Qualified Contract and Qualified Contracts generally cannot be assigned absolutely or on a limited basis. You should consult with your tax adviser before assigning this Contract.

7.      Purchase Requirements (Pages 17-18)

Comment:

Please clearly state the circumstances when you will decline any Purchase Payments and state, if true, that notwithstanding anything else to the contrary, you reserve the right to cease allowing additional purchase payments at any time. Further, disclose the consequences of this reservation, i.e., that this may prevent the Owner from funding the benefits under the contract. Please also clarify that this reservation does not apply in the states identified in the “Note” on page 18.

Response:

Revised as requested.

AZL-Vision, Connections and Vision New York-N-4 page 3

8.      Automatic Investment Plan (Page 19)

Comment:

Please clarify if you are reserving the right to discontinue or modify this plan.

Response:

We added the following disclosure to this section:

We reserve the right to discontinue or modify AIP at any time and for any reason.

9.      Dollar Cost Averaging Program (Pages 19-20)

Comment:

Please clarify the benefit calculation formula for increasing the spousal benefit.

Response:

Per your voicemail on October 11, 2012 we do not need to respond to this comment.

10.      Free Look/Right-to-Examine Period (Page 20)

Comments:

(a)
Please revise this section to state that with respect to IRA Qualified Contracts and Contracts issued in states that require the return of Purchase Payments, you will return the greater of Purchase Payments or Contract Value.

(b)	Please clarify if the Annuitant must in all cases be 60 or older for the California requirement to be applicable.

Responses:

(a)	Revised as requested.

(b)	The California requirement applies to individual Owners and Annuitants on non-individually owned contracts who are age 60 or older.

11.      Accumulation Units (Pages 20-21)

Comment:

Please explain the reason for your change at the top of page 21.

Response:

The change was made to simplify disclosure. The prospectus disclosure regarding accumulation unit values are made to advise the purchaser that unit values are calculated by taking into account all aspects of market performance and the M&E charge for the product. However, the concept of market performance is relatively complex, and contains numerous components, including market increases and decreases, dividends, and interest payments. Moreover, there can be a substantial difference in how accruals and payments may be calculated by different Investment Options. A simpler description of unit valuation fluctuations is more accessible to contract purchasers.

12.      Transfers Between Investment Options (Page 29)

Comment:

Please specify whether you allow transfers during the free-look period, rather than reserving the right to not allow transfers.

Response:

As we currently do allow transfer during the free-look period we deleted this bullet point.

AZL-Vision, Connections and Vision New York-N-4 page 4

13.      Waiver of Withdrawal charge (Page 40)

Comment:

Please clarify whether “non-individually owned” identifies a contract owned by a non-individual or if it also refers to jointly-owned contracts.

Response:

“Non-individually owned” identifies a contract owned by a non-individual, not a contract that is jointly owned.

14.      Selection of Optional Benefits (Page 46)

Comment:

In the first paragraph on page 46 after the bullets describing the optional benefits, please clarify the sentence that “after we issue the Contract, you cannot remove any of these optional benefits,” since the prospectus describes elsewhere circumstances when these benefits can be removed. (e.g., last paragraph on this page).

Response:

Revised as requested.

15.      Benefit Base (Page 51)

Comment:

Please explain how the Benefit Base can decrease if the maximum Lifetime Plus Payments are increased.

Response:

If the payment percentage increases because the Covered Person has crossed an age band and the new percentage multiplied by the current Contract Value results in a greater annual maximum Lifetime Plus Payment, we increase the payment and change the Benefit Base to equal the current Contract Value, which could be less than the Benefit Base.

For example a Benefit Base of $100,000 at age 64 and a 4% payment percentage produces a $4,000 annual maximum Lifetime Plus Payment. If the Covered Person crosses into the next age band (age 65-79), the payment percentage increases to 4.5%. At 4.5% an Owner would receive an increase  in their annual maximum Lifetime Plus Payment if the current Contract Value is at least $88,912 ($88,912 x 4.5% = $4,001). The Benefit Base of $100,000 is then reduced to the Contract Value of $88,912.

16.      Requesting Lifetime Plus Payments (Page 52)

Comment:

Please make it clear that the Contract Value does not have to be reduced to zero before Lifetime Plus Payments commence and that Lifetime Plus Payments continue even after the Contract Value is reduced to zero. This change should also be made elsewhere where this concept is discussed (e.g., third paragraph on page 54 and second paragraph on page 61).

Response:

Revised as requested.

AZL-Vision, Connections and Vision New York-N-4 page 5

17.      Calculating your Lifetime Plus Payments (Page 53)

Comment:

Please explain circumstances under which Lifetime Plus Payments can be less than $100 on the Benefit Date. What happens if the Contract Value is zero on the Benefit Date?

Response:

The initial Lifetime Plus Payment could be less than $100 if an Owner takes withdrawals before beginning payments. For example, assuming a 4% initial payment percentage, if an Owner took withdrawals that reduce the Benefit Base to less than $2,200, the initial Lifetime Plus Payment would be less than $100.

If the Contract is in effect on the Benefit Date and the Contract Value has been reduced to zero for any reason other than a withdrawal or annuitization, payments would begin based on the Benefit Base.

18.      Automatic Annual Lifetime Plus Payment Increases (Page 55)

Comment:

Please explain how much Lifetime Plus Payments increase in the event of the scenario described in the second bullet on page 55.

Response:

The second bullet occurs when a Covered Person crosses an age band and is now eligible for a higher payment percentage. The increase is equal to the new payment percentage multiplied by the current Contract Value. An example of this is included in our response to comment #15.

19.      Income Focus (Page 57)

Comment:

Please clarify what happens if no request to divide benefits is made upon a divorce. Does the contract continue as a joint contract even though the owners are no longer spouses?

Response:

If we are not notified of the divorce the contract will continue as a joint contract. However, upon the death of one Joint Owner the Contract terminates.

If we are notified of the divorce we process the withdrawal and remove one Joint Owner from the Contract according to the Owner’s instructions or any applicable court order.

20.      Removing Income Focus (Page 58)

Comment:

Please clarify if Income Focus (or any other optional benefit) can be re-elected after being removed.

Response:

Revised as requested.

21.      Income Focus Payment Overview (Page 59)

Comment:

In the first full paragraph on page 59, please clarify that you can take less than the annual maximum Income Focus Payment, rather than stating “you can choose to take an annual payment that is a percentage…”

Response:

Revised as requested.

AZL-Vision, Connections and Vision New York-N-4 page 6

22.      Performance Increases After the Benefit Date (Page 60)

Comment:

In the last bullet on page 60, please clarify that the unvested bonus amount is used when determining the Performance Increases.

Response:

Revised as requested.

23.      Requesting Income Focus Payments (Page 61)

Comment:

(a)	Please delete the clause, “we may limit the days available for selection” since it is inconsistent with the beginning of this sentence.

(b)	Please specify the states in which you restrict changes of ownership and where the benefit terminates if there is a change in ownership.

Response:

(a)	Revised to read as follows.

The Benefit Date can be either the 1st or 15th of a calendar month, or any other day that you request and we agree to. However, we do not allow the Benefit Date to be later than the 28th of a calendar month.

(b)	Revised as requested.

24.      Target Value Dates (Page 66)

Comment:

Please clarify whether any credit determined on a Target Value Date must be withdrawn. Can the credit be added to the Contract? This section is very unclear. Please revise in plain English.

Response:

Revised to read as follows.

On each Target Value Date (or on the next Business Day if the Target Value Date is not a Business Day) if your Contract Value excluding any Daily Transactions is less than the Target Value, we increase your Contract Value to equal the Target Value. The Target Value Dates are the only days that we guarantee your Contract Value equals the Target Value. After the Target Value Date, Contract Value will fluctuate until the next Target Value Date. We notify you in writing at least 30 days in advance of each Target Value Date outlining the options available to you. On your Target Value Date you can continue your Contract or withdraw some or all of your Contract Value. You are not required to take a withdrawal on your Target Value Date. Any withdrawal you do take is subject to any applicable withdrawal charge and penalty tax.

We allocate any Contract Value increase to your selected Investment Options based on the percentage of Contract Value in each Investment Option on the Target Value Date after we do quarterly Contract Value rebalancing. For tax purposes, we treat any Contract Value increase as earnings under the Contract. However, if the Contract Value on the Target Value Date is less than net Purchase Payments (total Purchase Payments less any payments withdrawn) then we treat some or all of the increase as a Purchase Payment when applying the withdrawal charge if you withdraw the total Contract Value.

AZL-Vision, Connections and Vision New York-N-4 page 7

25.      Financial Statements, Exhibits and Other Information

Comment:

Financial statements, exhibits, and other required or missing disclosures not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:

Acknowledged.

26.      Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not asset this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

AZL-Vision, Connections and Vision New York-N-4 page 8

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management, a redline copy of the changed pages for the Vision prospectus.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America
Allianz Life Insurance Company of New York

By:          /s/ Stewart D. Gregg
Stewart D. Gregg

AZL-Vision, Connections and Vision New York-N-4 page 9